Exhibit 10.1
AGREEMENT
          This Agreement is entered into by and between SafeNet, Inc. (“SafeNet”) and Anthony Caputo (“Mr. Caputo”), the Chairman and Chief Executive Officer of SafeNet.
          In consideration of the covenants undertaken and contained herein, the adequacy of which is herein acknowledged, the parties agree as follows:
          1. In accordance with Section 8 of the Employment Agreement between Mr. Caputo and SafeNet, dated December 12, 2001, as amended by agreement dated as of September 1, 2004 (“Employment Agreement”), Mr. Caputo hereby gives notice of the resignation of his employment under the Employment Agreement, with such resignation to become effective on December 31, 2006 (the “Separation Date”). In addition, Mr. Caputo hereby resigns effective October 17, 2006 from any and all positions he holds with SafeNet, including his position as Chief Executive Officer and a member of the Board of Directors of SafeNet and his positions as an officer, employee or Board member of any SafeNet subsidiary.
          2. Mr. Caputo will remain as an employee of SafeNet for the purpose of working with SafeNet on the management transition and other significant issues during the period referred to in Section 1. In consideration for the services rendered under the Employment Agreement and this Agreement, through the Separation Date SafeNet will pay to Mr. Caputo his base salary (including the ten percent increase in such salary due starting as of July 1, 2006), certain existing benefits provided to executive officers of the Company (i.e., family medical, dental, disability and life insurance, participation in pension and retirement plans, and use of his automobile, cell phone, Blackberry, office space and secretarial support) and accrued vacation, and shall continue to fund the variable life insurance policy provided for in Section 5 of the Employment Agreement through the Separation Date. Except as otherwise provided herein or in the Employment Agreement, as of the Separation Date Mr. Caputo will be eligible to receive the benefits provided to former employees of SafeNet under SafeNet’s employee benefit plans, in accordance with the terms and conditions of each such plan.
          3. Both Mr. Caputo and SafeNet reserve all rights under the Employment Agreement. For the avoidance of doubt, Mr. Caputo retains the right to contest any position taken or determination made by the Personnel Committee, the Special Committee, or the Board pursuant to the Employment Agreement or this Agreement, including but not limited to Paragraph 5, 6, and 10 of this Agreement.
          4. SafeNet will not consider Mr. Caputo’s resignation to be a resignation within the meaning of Section 9(b) of the Employment Agreement or, except as expressly provided herein, for any other purpose relating to the Employment Agreement.

          5. The Personnel Committee of the SafeNet Board of Directors will advise Mr. Caputo by March 29, 2007 (“Decision Date”) whether it has determined that Mr. Caputo should be treated as having been terminated for Cause under the Employment Agreement, or whether the Committee agrees with Mr. Caputo’s position that he has resigned his employment for a Good Reason. None of the periods of time set forth in the Employment Agreement within which events must occur or actions must be taken shall begin to run until the Personnel Committee determines whether Mr. Caputo should be considered to have been terminated for Cause, or whether Mr. Caputo has resigned his employment for a Good Reason (provided that any required six-month waiting period under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), shall begin to run as of the Separation Date). SafeNet and Mr. Caputo agree that no statutes of limitations on any claims Mr. Caputo or SafeNet may have under the Employment Agreement shall begin to run until the Decision Date or such earlier date as the Personnel Committee determines whether Mr. Caputo should be considered to have been terminated for Cause or whether Mr. Caputo has resigned his employment for a Good Reason. Subject to the foregoing sentences of this Section 5, if the Personnel Committee determines that Mr. Caputo should be considered to have been terminated for Cause or whether Mr. Caputo has resigned his employment for a Good Reason, that determination will have the same effect under the Employment Agreement as if the termination or resignation was effective as of the date of this Agreement. If the Personnel Committee fails to make a decision by the Decision Date, Mr. Caputo will be deemed to have resigned his employment for Good Reason as of the date of this Agreement with entitlement to all the rights the benefits provided for in the Employment Agreement. Notwithstanding anything in this paragraph, none of the payments or benefits conferred to Mr. Caputo under Paragraphs 2, 7 or 9 of this Agreement may be revoked by the Company as a result of the decision of the Personnel Committee described herein.
          6. Any payments or benefits to which Mr. Caputo may be due under Sections 5 and 9 (other than the health benefits described in paragraph 7 of this Agreement) of the Employment Agreement shall not become due until ten days after the Personnel Committee determines whether Mr. Caputo should be considered to have been terminated for Cause or whether Mr. Caputo resigned his employment for a Good Reason, and shall be made at that time in accordance with the terms of the Employment Agreement; provided, however, that the foregoing shall not cause Mr. Caputo to forfeit or waive any claim for benefits he may have under a plan, policy or arrangement that is an “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended. If the Personnel Committee fails to make a decision by the Decision Date, Mr. Caputo will receive the payments and benefits he is entitled to by April 8, 2007. The Company agrees to provide Mr. Caputo with written notice within three business days of the release of its restated financial statements for fiscal years 2000 through 2005 and first quarter 2006 specifying which options, if any, he received where the Company has changed the measurement date such that there is an accounting charge. With regard to any such options for which the Company has changed the measurement date such that there is an accounting charge, Mr. Caputo agrees that he will not exercise such options for SafeNet stock until the Decision Date or such earlier date on which the Personnel Committee reaches its decision under Paragraph 5 of this Agreement. With regard to any options for which the Company has not changed the measurement date such that there is an accounting charge, Mr. Caputo may exercise his rights under those options and may participate in a Change of Control or other sale of business transaction in the same manner as other option holders. SafeNet further agrees that the foregoing restrictions on exercise of Mr. Caputo’s stock options shall not apply to those options granted on January 1, 2000 and shall not restrict in any way Mr. Caputo’s ability to purchase, sell, tender or exchange his SafeNet stock. In addition to any amount that may become payable to Mr. Caputo under Sections 5 and 9 of his Employment Agreement, as soon as practicable following the Separation Date (subject to any required six-month waiting period under Section 409A of the Code), the Company shall make a lump sum payment to Mr. Caputo equal to $27,000.00.
          7. Mr. Caputo and his family shall continue to receive the medical benefits SafeNet currently provides him until December 31, 2006 at no cost to them (other than normal co-payment amounts). Thereafter, following Mr. Caputo’s termination of employment on December 31, 2006, Mr. Caputo and his family shall be entitled to receive COBRA benefits for the maximum continuation period (as applicable to Mr. Caputo (for a period of eighteen months) and each covered member of his family (for a period of thirty-three months)) permitted under COBRA under the medical plans maintained by the Company. With regard to the Company’s fully-insured plans (Execucare and dental), all premiums for such COBRA coverage shall be paid by the Company. With regard to the Company’s self-insured plan (Blue Cross/Blue Shield), all premiums for such COBRA coverage shall be paid by Mr. Caputo.
          8. Mr. Caputo and SafeNet waive their right to notice of any termination for Cause under Section 8(a) of the Employment Agreement.
          9. Mr. Caputo’s resignation under this Agreement will not affect any advancement of fees or indemnification to which he otherwise would be entitled under applicable state law, under the Articles of Incorporation and Bylaws of SafeNet, or under the Employment Agreement. SafeNet also agrees that all such rights to indemnification shall apply to any claims relating to or arising from his employment from the date of this Agreement through the Separation Date.
          10. Mr. Caputo and the Special Committee of the SafeNet Board of Directors and the Personnel Committee will attempt to reach agreement on any amount to be paid or repaid to SafeNet by Mr. Caputo, and any amount to be paid by SafeNet to Mr. Caputo, in connection with the Employment Agreement and with respect to any actual or potential claims arising out of the process of granting stock options at SafeNet (and the accounting for and disclosure of such stock option grants) or any other claims asserted against Mr. Caputo in stockholder derivative actions, and any actual or potential claims Mr. Caputo may assert against SafeNet. Nothing in this Agreement shall preclude Mr. Caputo from asserting any claim for benefits or compensation under his Employment Agreement, including any claim for incentive compensation or stock options under Section 5 of his Employment Agreement. To the extent that any agreement between the parties under this paragraph contains a release of claims asserted against Mr. Caputo in pending stockholder derivative actions, the parties agree that such a release shall be subject to approval by the appropriate courts in which any stockholder derivative actions are then pending.

          11. SafeNet and Mr. Caputo agree that Mr. Caputo shall be provided a reasonable opportunity to review and comment on SafeNet’s proposed public statement relating to this Agreement and his separation from SafeNet, and that SafeNet will consider, in good faith, any comments made by Mr. Caputo; provided that SafeNet shall not be obligated to make any changes to such public statement based on any comments received from Mr. Caputo.
          12. Nothing contained in this Agreement shall be deemed as an admission by any party.
          13. This Agreement shall not be deemed to constitute a waiver of any rights, claims or defenses of any of the parties to this Agreement or the Employment Agreement, all of which are expressly preserved. Preserved rights and claims include, but are not limited to, SafeNet’s ability to assert termination for Cause and Mr. Caputo’s ability to assert termination without Cause or resignation for Good Reason; provided, however, that Mr. Caputo agrees that any assertion of termination without Cause or resignation for Good Reason shall be effective as of the date of this Agreement, and that such assertion shall not be made before the Decision Date. This Agreement does not constitute a release of any claims that either party may have against the other.
          14. This Agreement can be modified only in writing signed by the parties. The Agreement shall constitute the entire understanding between the parties concerning the subject matter of this Agreement and supersedes and replaces all prior negotiations, proposed agreements, and agreements, written or oral, relating to this subject.
          15. Both parties agree to cooperate with the other in taking the actions required under the terms of this Agreement, including without limitation those described in paragraphs 1 and 10 hereof.
          16. Mr. Caputo and SafeNet shall cooperate in good faith to amend this Agreement and the Employment Agreement, in each case, in the least restrictive manner necessary in order for the payments and benefits to which Mr. Caputo is entitled to comply with Section 409A the Code. Any such amendments shall be designed so as to preserve the economic benefits intended to be provided to Mr. Caputo.
          17. Both parties have cooperated in the drafting and preparation of this Agreement. Hence, in any construction to be made of this Agreement, the same shall not be construed against any party on the basis that the party was the drafter.
          18. This Agreement may be executed in one or more counterparts, each of which shall constitute an original, and all of which shall constitute one instrument.
          19. In entering this Agreement, the parties represent that they have relied upon the advice of their attorneys, who are attorneys of their own choice, and that the terms of this Agreement have been completely read and explained to them by their attorneys, and that those terms are fully understood and voluntarily accepted by them.

          20. To the fullest extent allowed by law, any controversy or claim arising out of or relating to this Agreement shall be settled by binding and non-appealable arbitration conducted in Wilmington, Delaware, or such other place as the parties hereto agree, by a three-member arbitration tribunal acting in accordance with the Commercial Arbitration rules of the American Arbitration Association. To the extent anything in this Agreement conflicts with any arbitration procedures required by applicable law, the arbitration procedures required by applicable law shall govern. The proceedings before the tribunal shall be maintained in the strictest confidence by the parties and the tribunal, subject only to legal requirements of disclosure. The arbitration tribunal shall issue a written award that sets forth the essential findings and conclusions on which the award is based. The tribunal shall have the authority to award any relief authorized by law in connection with the asserted claims or disputes. The arbitration award shall be enforceable before any court of competent jurisdiction, and shall be subject to correction, confirmation or vacatur only on the grounds provided by applicable law, including the Federal Arbitration Act. Nothing in this paragraph shall be construed to apply to or affect pending stockholder derivative actions brought on behalf of the Company.
          21. SafeNet and Mr. Caputo will share equally the arbitrator’s fees and any other expense of conducting the arbitration, except that if the arbitrators determine that Mr. Caputo had a “good faith basis to bring the arbitration,” then SafeNet will pay the first $25,000 of tribunal’s fees and any other expense of conducting the arbitration. Each party will pay its own attorney’s fees and costs. Any final decision of the arbitrator so chosen may be enforced by a court of competent jurisdiction.
          Each of the undersigned have read the foregoing Agreement, and accepts and agrees to the provisions it contains and hereby executes it voluntarily with full understanding of its consequences.
SafeNet, Inc.

By:	/s/ Walter Straub
Title:	Personnel Committee Chairman

Dated:

By:	/s/ Andrew E. Clark
Title:	Special Committee Chairman

Dated:	October 17, 2006

Anthony Caputo

By:	/s/ Anthony Caputo

Dated:	October 17, 2006